May 2018 Altra Industrial Motion Filed by Altra Industrial Motion Corp. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Altra Industrial Motion Corp (Commission File No. 001-33209) Altra Industrial Motion The power of Experience Power Transmission and Motion Control Products

SEC Disclosure Rules ADDITIONAL INFORMATION This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of Fortive Corporation (“Fortive”), Stevens Holding Company, Inc. (“Newco”) or Altra Industrial Motion Corp. (“Altra”). In connection with the proposed transaction, Newco filed a registration statement on Form S-4/S-1 containing a prospectus and Altra filed a registration statement on Form S-4 containing a prospectus (together, the “registration statements”) and a preliminary proxy statement on Schedule 14A with the Securities and Exchange Commission (“SEC”), in each case on May 8, 2018. Each of Altra and Newco expect to file amendments to these filings before they become effective. Investors and security holders are urged to read the registration statements and Altra’s preliminary proxy statement and any further amendments to these filings when they become available as well as any other relevant documents to be filed with the SEC when they become available because such documents contain or will contain important information about Altra, Fortive, Newco and the proposed transaction. Altra’s preliminary proxy statement, the registration statements and any further amendments to these filings as well as any other relevant documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at www.sec.gov. Such documents can also be obtained free of charge from Fortive upon written request to Fortive Corporation, Investor Relations, 6920 Seaway Blvd., Everett, WA 98203, or by calling (425) 446-5000 or upon written request to Altra Industrial Motion Corp., Investor Relations, 300 Granite St., Suite 201, Braintree, MA 02184 or by calling (781) 917 0527.   PARTICIPANTS IN THE SOLICITATION This communication is not a solicitation of a proxy from any security holder of Altra. However, Fortive, Altra and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Altra in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Fortive may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2018 and its definitive proxy statement relating to its 2018 Annual Meeting filed with the SEC on April 16, 2018. Information about the directors and executive officers of Altra may be found in its Annual Report on Form 10-K filed with the SEC on February 23, 2018, its definitive proxy statement relating to its 2018 Annual Meeting filed with the SEC on March 23, 2018 and its preliminary proxy statement relating to the proposed transaction filed with the SEC on May 8, 2018. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is or will be contained in the registration statements, Altra’s preliminary proxy statement and any further amendments to these filings when they become available as well as any other relevant documents to be filed with the SEC when they become available.

Safe Harbor & Non-GAAP Financial Metrics Forward Looking Statements: This communication contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, which reflect Altra’s current estimates, expectations and projections about Altra’s and the Fortive A&S business’s (“Fortive A&S”) future results, performance, prospects and opportunities. Such forward-looking statements may include, among other things, statements about the proposed acquisition of Fortive A&S, the benefits and synergies of the proposed transaction, future opportunities for Altra, Fortive A&S and the combined company, and any other statements regarding Altra’s, Fortive A&S’s or the combined company’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition and other expectations and estimates for future periods. Forward-looking statements include statements that are not historical facts and can be identified by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “plan,” “may,” “should,” “will,” “would,” “project,” “forecast,” and similar expressions. These forward-looking statements are based upon information currently available to Altra and are subject to a number of risks, uncertainties, and other factors that could cause Altra’s, Fortive A&S’s or the combined company’s actual results, performance, prospects, or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Important factors that could cause Altra’s, Fortive A&S’s or the combined company’s actual results to differ materially from the results referred to in the forward-looking statements Altra makes in this communication include: the possibility that the conditions to the consummation of the transaction will not be satisfied; failure to obtain, delays in obtaining or adverse conditions related to obtaining shareholder or regulatory approvals; the ability to obtain the anticipated tax treatment of the transaction and related transactions; risks relating to any unforeseen changes to or the effects on liabilities, future capital expenditures, revenue, expenses, synergies, indebtedness, financial condition, losses and future prospects; the possibility that Altra may be unable to achieve expected synergies and operating efficiencies in connection with the transaction within the expected time-frames or at all and to successfully integrate Fortive A&S; expected or targeted future financial and operating performance and results; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintain relationships with employees, customers, clients or suppliers) being greater than expected following the transaction; failure to consummate or delay in consummating the transaction for other reasons; Altra’s ability to retain key executives and employees; slowdowns or downturns in economic conditions generally and in the market for advanced network and service assurance solutions specifically, Altra’s relationships with strategic partners, dependence upon broad-based acceptance of Altra’s network performance management solutions, the presence of competitors with greater financial resources than Altra and their strategic response to our products; the ability of Altra to successfully integrate the merged assets and the associated technology and achieve operational efficiencies; and the integration of Fortive A&S being more difficult, time-consuming or costly than expected. For a more detailed description of the risk factors associated with Altra, please refer to Altra’s Annual Report on Form 10-K for the fiscal year ended December, 31 2017 on file with the SEC. These risks, as well as other risks associated with Altra, Fortive A&S and the proposed transaction, are also more fully discussed in the prospectus included in the registration statement on Form S-4 filed with the SEC by Altra on May 8, 2018. Altra assumes no obligation to update any forward-looking information contained in this communication or with respect to the announcements described herein.

A leader in power transmission and motion control 23 industry-leading brands built through successful acquisitions that drive topline growth Leveraging Operational Excellence to generate superior growth and margins Business simplification initiatives drive further margin expansion Long-term opportunities to achieve above-average organic sales growth Fortive A&S merger expands product portfolio into higher growth, higher margin end markets Investment Highlights Transforming a global leader in electromechanical power transmission into a premier industrial company

Altra Today: A Leader in PT Products With Tremendous Brand Names Industry leading brands, highly engineered products CCB: Couplings, Clutches & Brakes ECB: Electromagnetic Clutches and Brakes Gearing YTD Division sales as of March 31, 2018 excluding eliminations Ccb 50% ECB 29% Gearing 21%

Balanced Diverse Global Markets Geographic segmentation based upon shipment destinationRenew. Energy 10% Conven. Energy 6%Mat. Hand. 9% Metals 6% Mining 6% PTMC 7% Spl. Mch. 6% Trans. 7% T&G, Ag 10% Other 33% 2017 Revenues By Market OEM Direct 62% User Direct 12% Distributor 26% 2017 Revenues By Channel New Build 62% Aftermarket 38% 2017 Aftermarket Revenues N. America 50% Europe 35% AP & ROW 15% 2017 Revenues By Geography Geographic segmentation based upon shipment destination

Proven Track Record of Delivering Superior Profitability Sales Growth EPS Growth Free Cash Flow Growth 2017 ROIC: 9% 7.8% CAGR 10.5% CAGR 9.4% CAGR 2010 to 2017 CAGR 2010: $520 2017: $877 2010: $1.02 2017: $2.05 2010: $25.5 2017: $47.8 Refer to the Appendix for a reconciliation of Non-GAAP free cash flow Balanced Diverse Global Markets Proven Track Record of Delivering Superior Profitability Sales Growth EPS Growth Free Cash Flow Growth 2017 ROIC: 9% 7.8% CAGR 10.5% CAGR 9.4% CAGR 2010 to 2017 CAGR 2010: $520 2017: $877 2010: $1.02 2017: $2.05 2010: $25.5 2017: $47.8 Refer to the Appendix for a reconciliation of Non-GAAP free cash flow 7

Track Record of Increasing Payout Ratio $0.00 $0.05 $0.10 $0.15 $0.20 Q12012 Q2 Q3 Q4 Q12013 Q2 Q3 Q4 Q12014 Q2 Q3 Q4 Q12015 Q2 Q3 Q4 Q12016 Q2 Q3 Q4 Q12017 Q2 Q3 Q4 Q12018 Q2 Dividend Track Record of Increasing Payout Ratio Post-transaction closing, Alt rain tends to maintain its current dividend policy 2012 18% 2013 25% 2014 30% 2015 42% 2016 61% Dividend Payout Ratio More than Tripled Dividend Since Initiation in 2012 2017 36% 8 Post-transaction closing, Altra intends to maintain its current dividend policy 2012 18% 2013 25% 2014 30% 2015 42% 2016 61% Dividend Payout Ratio 2012-2017 CAGR: +28% More than Tripled Dividend Since Initiation in 2012 2017 36%

Altra Was Built on Key Acquisitions…

Altra Industrial Motion

APRIL 2004
Genstar purchased Colfax Power Transmission and Kilian Manufacturing to form Altra

MAY 2006
Acquired Bear Linear

FEBRUARY 2011
Acquired Bauer Geared Motors

DECEMBER 2013
Acquired Svendborg Brakes

OCTOBER 2016
Acquired Stromag

MARCH 2018
Merger With Fortive A&S Announced

THOMSON Linear Motion. Optimized.

KOLLMORGEN Because Motion Matters™

Portescap

Jacobs Vehicle Systems™

ALTRA HAS A LONG TRACK RECORD OF SUCCESSFULLY INTEGRATING STRATEGIC ACQUISITIONS

OCTOBER 2005
Acquired Hay Hall Group

DECEMBER 2006
Altra IPO

FEBRUARY 2007
Acquired TB Wood's

SEPTEMBER 2012
Acquired Lamiflex

JULY 2014
Acquired Guardian Couplings

9

Fortive A&S at a Glance

Altra Industrial Motion

KOLLMORGEN
Because Motion Matters™

A World Leader *in Rotary Precision Motion Solutions*



THOMSON
Linear Motion. Optimized.

A World Leader *in Linear Motion Solutions*



Portescap

A World Leader *in High-Efficiency Miniature Motors and Motion Control*



Jacobs Vehicle Systems™

A World Leader *in Heavy-Duty Diesel Engine Brake Systems and Valve Actuation Mechanisms*



2017 Actual Results

Revenue	$907mm
Adj. EBITDA	~$231mm[1]
Adj. EBITDA Margin	~25%[1]

2017 Revenue Breakdown



Portescap
Kollmorgen
JVS
Thomson

[1] Non-GAAP measure. Adjusted EBITDA excludes standalone costs, corporate charges and certain other non-cash items. Refer to the Appendix for a reconciliation of Audited Net Income to Non-GAPP Adjusted EBITDA.

Note: Hengstler and Dynapar, Fortive's encoder brands within the A&S portfolio, are not part of the transaction and will remain a part of Fortive

10

Moves Altra Up the Technology Spectrum Bearings Chain Drives Belted Drives Adjustable Speed Drives & Motors Sensors Hydraulics Pneumatics Ind. Chemicals Plant Automation Material Handling Adjacent Products Power Transmission & Motion Control Industry Basic Electronics Couplings Clutches & Brakes Gearing Machine Automation Precision Motors / Controls Linear Motion Motion Control Industry Size Transaction significantly expands Power Transmission and Motion Control product coverage, moves Altra into several higher growth and higher margin categories Fortive A&S Focus Source: Industrial Market Information Inc., Channel Marketing Group, PTDA 2016 PTMC Market Size Report, management estimates Std. PT Std. & Eng. PT $40 billion $20 billion Altra Focus Moves Altra Up the Technology Spectrum $0 $5,000 $10,000 $15,000 $20,000 $25,000 $30,000 $35,000 $40,000 Couplings Clutches & Brakes Adjustable Speed Drives Accessories Belts & Chain Linear Motion Hydraulics & Pneumatics Material Handling Comp Controls Gearing Motors Bearings United States Rest of World Bearings Chain Drives Belted Drives Adjustable Speed Drives & Motors Sensors Hydraulics Pneumatics Ind. Chemicals Plant Automation Material Handling Adjacent Products Power Transmission & Motion Control Industry Basic Electronics Couplings Clutches & Brakes Gearing Machine Automation Precision Motors / Controls Linear Motion Motion Control Industry Size Transaction significantly expands Power Transmission and Motion Control product coverage, moves Altra into several higher growth and higher margin categories Fortive A&S Focus Source:Industrial Market Information Inc., Channel Marketing Group, PTDA 2016 PTMC Market Size Report, management estimates Std. PT Std. & Eng. PT $40 billion $20 billion Altra Focus11

Diversifies End-Market Exposure, Increases Exposure to Attractive Markets

Altra Industrial Motion

Combined Company Serves Diverse End Markets

Combined Entity Revenue Breakdown by End-Market [1]



Aerospace 4%
Food & Beverage / Packaging 3%
Metals & Mining 5%
Robotics & Factory Automation, Electronics 6%
Material Handling 6%
Medical 7%
Energy 9%
Mobile Off-Highway, T&G 9%
Specialty Industrial 11%
Transport / Commercial Vehicles 15%
Other 25%

- Broad market coverage
- Increases position in higher-growth verticals (medical, robotics)
- Reduces exposure to more cyclical end-markets (mining, oil & gas)

Increased Exposure to Attractive Secular Trends



Medical
- Robotic / Precision surgery
- Hygienic standards



Robotics
- Operator-robot collaboration
- Autonomous mobile robotics



Factory Automation
- Industry 4.0
- Precision control & safety requirements



Food & Bev
- Health & safety requirements
- Rising global middle class



Aerospace
- Precision guidance
- High power density



Electronics
- Miniaturization
- Electronics / sensors proliferation

[1] 2016 end-market sales based upon internal estimates; pro forma for Altra's Dec-2016 acquisition of Stromag.

12

Expands Portfolio of Customer Solutions

Altra Industrial Motion

Sample Beverage Processing Line

Representative Altra Products
Representative A&S Products



Bottle Washer (Glass Bottles)
- Boston Gear Stainless Reducers
- Bauer Aseptic Gearmotors
- Kollmorgen Stainless Servos & Drives

Filling & Capping
- Warner Capping Clutch
- Kollmorgen Washdown Servos & Drives
- Micron Gearheads

Case Stackers
- Thomson Linear Units
- Micron Gearheads
- Thomson Linear Bearings & Guides
- Kollmorgen Servo & Drives

Inspection
- Kollmorgen Servos / Drives
- Thomson Motorized Lead Screw Actuators
- Micron Gearheads
- Huco Precision Couplings

Packing (Heat Shrink Tunnel)
- Bauer High Heat Gearmotors

Packing (Shrink Wrap)
- Bauer Gearmotors
- Kollmorgen Servos & Drives
- Micron Gearheads
- Thomson Linear Bearings & Guides

Case Forming
- Kollmorgen Servos
- Thomson Linear Units
- Micron Gearheads
- Thomson Linear Bearings & Guides

Palletizer
- Bauer Inline Gearmotors
- Boston Gear Bevel Gear Drives
- Thomson Linear Actuators
- Micron Gearheads

Labelling
- Kollmorgen Steppers
- Micron Gearheads

Conveyor
- Bauer Shaft Mount Gear Motors
- Boston Gear Worm Gear Drives
- Warner Clutch Brakes
- Formsprag Backstops
- TB Wood's Belted Drives and Elastomeric Couplings
- Thomson Linear Actuators

Loading
- Thomson Linear Actuators

13

World-Class Business System With Strong Policy Deployment Capabilities LEADERSHIP GROWTH LEAN Combined company will benefit from application of best-in-class business systems Significant engagement with customers to understand their requirements and improvement objectives Engineering teams strive to solve problems and assist in developing new products Continuous improvement culture engrained in both companies On-time delivery Lead time reduction Quality products and services Developing people to excel, grow, and drive continuous improvement

Transaction Improves Financial Profile

Transaction doubles Altra's revenues and enables ~500 bps EBITDA margin expansion excluding run-rate synergies

	Altra 2017	Combined Company 2017 Pro Forma
Increased Scale Balanced Power Transmission & Motion Control Portfolio	~$0.9bn Net Sales Power Transmission: 100%	~$1.8bn Net Sales ~2x Standalone Power Transmission: ~60% Motion Control: ~40%
Structurally Higher Gross Margins	~32%	~36%[2] + ~400bps[2]
Improved Adj. EBITDA[1] and % Margin	~$133mm Adj. EBITDA ~15% Margins	~$364mm Adj. EBITDA[2] ~20% Margins[2] + ~ 500bps[2]
Improved Free Cash Flow Generation[3]	~$48mm	~$200mm+[4] $1bn+ cumulative next 5 years

[1] Non-GAAP measure. Refer to the Appendix for a reconciliation of Audited Net Income to Non-GAAP Adjusted EBITDA
[2] Non-GAAP measure. Reflects the sum of the Adj. EBITDA of Altra and the Adj. EBITDA of Fortive A&S. Does not include synergies. Excludes stand-alone costs, corporate charges and certain other non-cash items.
[3] Non-GAAP measure. Represents cash flow from operations less capital expenditures. Refer to the Appendix for a reconciliation of audited cash flow from operations to non-GAAP free cash flow.
[4] Non-GAAP measure. Reflects the sum of the free cash flow of Altra and the free cash flow of Fortive A&S

15

Attractive Synergies of More Than $50mm Expected Clearly identified estimated run-rate synergies of more than $50mm Upside from estimated revenue synergies ($20mm revenue, $6mm Operating Income drop through) Strong culture of continuous improvement at each organization to support synergy realization Cost Synergies Revenue Synergies (Operating Income Impact) ¹ Based on synergies amount flowing to Operating Income; excludes costs to achieve synergies. Costs to Achieve Synergies ~$15 ~$3 ~$6 - Expected Annual Gross Synergies¹ ($mm) Enhanced stockholder value through participation in upside from synergies $28 $2 $16 $31 $3 $28 $43 $5 $38 $52 $6 $56 FY2019 FY2020 FY 2021 FY2022

Significant Free Cash Flow Enabling Altra to De-lever Quickly

Altra to prioritize debt pay down until leverage metrics return to 2.0-3.0x Net Debt/EBITDA

Combined Company Net Debt / LTM Adj. EBITDA[1]



~4.6x
<3.0x
2017 Pro Forma 2
FY 2020
Target

1. Free cash flow generation: >$1 billion in five years
2. Combined company FY17 pro forma Adj. EBITDA margins of 20% (excluding synergies)[3]
3. Significant cash flow generation enables quick de-levering

[1] Non-GAAP measure. Estimated Altra Net Debt/LTM EBITDA at close, including 50% credit for estimated run-rate cost synergies of $46mm. Refer to the Appendix for a reconciliation of Audited Net Income to Non-GAPP Adjusted EBITDA

[2] As of December 31, 2017, Altra had $276 million of indebtedness outstanding and as of December 31, 2017 on a pro forma basis after giving effect to the Transactions, Altra would have had $1,722.4 million of indebtedness outstanding.

[3] Non-GAAP measure. Reflects the sum of the Adj. EBITDA of Altra and the Adj. EBITDA of Fortive A&S.

17

Confidence in Ability to Integrate And Execute on Transaction Benefits Risk Mitigation Benefits Under Altra Ownership Combined business is stable and growing Lower cost structure will improve win rates Increased customer diversification and end-market exposure Cover customers across a broader technology spectrum Enhanced and complementary capabilities to better meet customer needs Altra to build on its significant operational expertise through Fortive Business System knowledge Similar cultures between both companies Strengthen customer relationships due to greater product offering Significant expertise successfully integrating acquisitions Fortive A&S employees now aligned in a pure play structure Altra end-markets continue to recover from trough (mining, oil & gas, farm, metals) Expanded professional growth and development opportunities

Roadmap to Completion Approval by Altra shareholders Customary closing conditions, including IRS tax ruling and applicable tax opinions, and regulatory approvals Minimal overlap of existing products Registration Statements and Preliminary Proxy Statement filed with the SEC May 8th Transaction financing Estimated transaction close by the end of the year Transaction Timeline

A leader in power transmission and motion control 23 industry-leading brands built through successful acquisitions that drive topline growth Leveraging Operational Excellence to generate superior growth and margins Business simplification initiatives drive further margin expansion Long-term opportunities to achieve above-average organic sales growth Fortive A&S merger expands product portfolio into higher growth, higher margin end markets Investment Highlights Transforming a global leader in electromechanical power transmission into a premier industrial company

Appendix – Q1 Earnings Release Materials & Non-GAAP Reconciliation Investor Presentation

Q1 2018 Financial Highlights * Non-GAAP measure Q1 2018 Financial HighlightsQ1 2018 Q1 2017 Sales $240.40 $215.40 Total 11.6% Core Growth 5.4% FX 6.2% GAAP Diluted EPS $0.31 $0.36 Non-GAAP Diluted EPS* $0.66 $0.53 Non-GAAP OPI Margin* 10.8% 10.6% * Non-GAAP measure22

Balance Sheet Highlights Paying down debt remains a priority No share re-purchases in Q1 Balance Sheet Highlights (amounts in mi l l ions ) Q1 2018 Q1 2017 Cash $46.4 $52.9 Total Debt $279.7 $318.0 Total Debt less Cash $233.3 36.1% $265.1 43.3% Equity $413.0 63.9% $347.4 56.7% Equity plus Debt, less Cash $646.3 100.0% $612.5 100.0% Shares Outstanding 29.1 29.3 Net Debt 36.1% Equity 63.9% •Paying down debt remains a priority •No share re-purchases in Q1 23

2018 Guidance Sales $910 to $930 Million GAAP Diluted EPS $1.99 to $2.08 Non-GAAP Diluted EPS* $2.36 to $2.49 Capital Expenditures $25 to $27 Million Depreciation and Amortization $38 to $40 Million Tax Rate 25% to 27% * Nono-GAAP measure

Discussion of Non-GAAP Measures * As used in these slides posted on the Company's website, non-GAAP diluted earnings per share, non-GAAP income from operations and non-GAAP net income are each calculated using either net income or income from operations that excludes acquisition related costs, restructuring costs, and other income or charges that management does not consider to be directly related to the Company's core operating performance. Non-GAAP gross profit calculated using gross profit that excludes income or charges that management does not consider to be directly related to the Company’s core operating performance. Non-GAAP diluted earnings per share is calculated by dividing non-GAAP net income by GAAP weighted average shares outstanding (diluted). Non-GAAP free cash flow is calculated by deducting purchases of property, plant and equipment from net cash flows from operating activities. Non-GAAP operating working capital is calculated by deducting accounts payable from net trade receivables plus inventories. Altra believes that the presentation of non-GAAP net income, non-GAAP income from operations, non-GAAP gross profit, non-GAAP diluted earnings per share, non-GAAP free cash flow and non-GAAP operating working capital provides important supplemental information to management and investors regarding financial and business trends relating to the Company's financial condition and results of operations.

Altra's Non-GAAP Measures

Altra Industrial Motion

Non-GAAP Net Income
(amounts in millions)

	Q1 2018		Q1 2017	
Reported Net Income	$9.0		$10.3	
Restructuring and consolidation costs	0.9		1.9	
Loss on partial settlement of pension plan	5.1		-	
Loss on extinguishment of convertible debt	-		1.8	
Amortization of inventory fair value adjustment	-		2.3	
Acquisition related expenses	5.4		1.0	
Tax impact of above adjustments	(1.1)	(1)	(2.1)	(2)
Non-GAAP net income	$19.3		$15.3	
Non-GAAP diluted earnings per share	$0.66		$0.53	

(1) - Tax impact is calculated by multiplying the estimated effective tax rate for the period of 24.2% by restructuring and consolidation costs and the loss on settlement of pension plan. Acquisition related expenses in the quarter are not tax deductible, therefore tax impact has been eliminated.

(2) - Tax impact is calculated by multiplying the estimated effective tax rate for the period of 29.7% by the above items.

Free Cash Flow
(amounts in millions)

	Q1 2018	Q1 2017	2017
Operating Cash Flow	$3.7	$3.0	80.6
Less Capex	(7.0)	(7.3)	(32.8)
Free Cash Flow	($3.3)	($4.3)	47.8

*Reconciliation of 2018 Non-GAAP Net Income and Diluted EPS Guidance
(Amounts in millions except per share information)

	Fiscal Year 2018	Fiscal Year 2018 Diluted earnings per share
Net Income per Share Diluted	$58.2 - $60.6	$1.99 - $2.08
Adjustments (1)		
Restructuring and consolidation costs	2.0 - 4.0	
Acquisition related expenses (2)	5.4	
Loss on settlement of pension plan	5.1	
Tax impact of above adjustments (3)	(1.8) - (2.4)	
Non-GAAP Net Income	$68.9 - $72.7	$2.36 - $2.49

(1) Adjustments are pre tax, with net tax impact listed separately

(2) Due to the uncertainty as to when future acquisition related expenditures will be incurred, Altra has only included in its reconciliation those costs incurred year-to-date. Altra expects to incur between $30-$50 million in acquisition related expenditures in conjunction with the plan Fortive A&S Platform acquisition.

(3) Tax impact is calculated by multiplying the estimated effective tax rate for the period of 25% - 27% before discrete items by the above items with the exception of acquisition related expenses. Due to the uncertainty of these expenses being tax deductible no tax benefit is assumed.

Non-GAAP Income from operations
(amounts in millions)

	Q1 2018	Q1 2017
Reported Income from Operations	$19.7	$17.7
Restructuring and consolidation costs	0.9	1.9
Amortization of inventory fair value adjustment	-	2.3
Acquisition related expenses	5.4	1.0
Non-GAAP income from operations	$26.0	$22.9

Non-GAAP Operating Working Capital
(amounts in millions)

	Q1 2018	Q1 2017
Accounts Receivable	$150.8	$132.6
Inventories	148.7	139.4
Accounts Payable	(62.4)	(60.9)
Operating Working Capital	$237.1	$211.1

26

Altra's Non-GAAP Measures

Altra Industrial Motion

Altra 2017 EBITDA Reconciliation

(amounts in millions)

	Q1 2017	Q2 2017	Q3 2017	Q4 2017	2017
Net Income	$10.3	$15.4	$13.3	$12.4	$51.4
Asset Impairment and Other, Net	(0.1)	-	0.1	1.0	1.0
Loss on write-off of deferred financing and extinguishment of convertible debt	1.8	-	-	-	1.8
Taxes	4.4	5.9	5.5	3.9	19.7
Interest Expense, net	1.7	2.0	1.8	2.2	7.7
Depreciation Expense	6.5	6.4	6.9	6.7	26.5
Amortization Expense	2.3	2.4	2.4	2.4	9.5
Acquisition related expenses	1.0	0.6	0.1	0.5	2.2
Loss on partial settlement of pension plans	-	-	-	1.7	1.7
Amortization of inventory fair value adjustment	2.3	-	-	-	2.3
Stock Compensation Expense	1.8	1.4	1.3	0.8	5.3
Restructuring and consolidation expense	1.9	1.2	0.7	0.4	4.2
Adjusted EBITDA	$33.9	$35.3	$32.1	$32.0	$133.3

Altra Quarterly 3/31/18 LTM EBITDA Reconciliation

EBITDA Reconciliation
(amounts in millions)

	Q2 2017	Q3 2017	Q4 2017	Q1 2018	LTM
Net Income	$15.4	$13.3	$12.4	$9.0	$50.1
Asset Impairment and Other, Net	-	0.1	1.0	-	1.1
Taxes	5.9	5.5	3.9	3.9	19.2
Interest Expense, net	2.0	1.8	2.2	1.8	7.8
Depreciation Expense	6.4	6.9	6.7	6.9	26.9
Amortization Expense	2.4	2.4	2.4	2.5	9.7
Acquisition related expenses	0.6	0.1	0.5	5.4	6.6
Loss on partial settlement of pension plans	-	-	1.7	5.1	6.8
Stock Compensation Expense	1.4	1.3	0.8	1.3	4.8
Restructuring and consolidation expense	1.2	0.7	0.4	0.9	3.2
Adjusted EBITDA	$35.3	$32.1	$32.0	$36.8	$136.2

27

Fortive A&S Non-GAAP Measures Reconciliation of 2017 A&S Free Cash Flow 28 A&S Business of Fortive Corporation In Thousands of Dollars , except per share amounts December 31, 2017 Net sales 907,349 $ Cost of sales 530,200 Gross profit 377,149 $ Gross profit as a percent of net sales 41.6% Selling, general & administrative expenses 146,985 Research and development expenses 36,634 Intangible As set amortization 313 Restructuring Charges - Loss on the partial settlement of pension plan - Income from operations 193,217 $ Income from operations as a percent of net sales 21.3% Interest expense , net 500 Loss on write - off of deferred financing and extinguishment of convertible debt - Other non- operating expense (income ), net - Income before income taxes 192,717 $ Provision/(Benefit) for income taxes 41,000 Income tax rate 21.3% Net income 151,717 Net Income 151,717 Provision/(Benefit) for income taxes 41,000 Interest expense , net 500 Intangible As set amortization 313 Depreciation Expense 15,510 EBITDA 209,040 Stock compensation 4,416 Corporate Allocations 17,401 Adjusted EBITDA 230,857